

BROADBAND VOICE, DATA AND MORE

BUNDLED FOR BUSINESS

CONNECT *your business*

> Local, Long Distance, High-Speed Internet Access
> T-1 at home for executives
> VPN: At home, on the road, multiple locations

COLLABORATE *with your team*

> Conference Calling
> Secure Fileshare
> Calling Card

SECURE *your information*

> Secure PC Backup
> Email with Virus Protection
> Secure Network Configuration

MARKET *your business*

> Toll Free
> Web Hosting
> Domain Names

COMMUNICATE *with the world*

> Voicemail
> Email with SpamBlocker
> Whalemail

ATLANTA   CHICAGO   DALLAS   DENVER   HOUSTON